FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of July 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on July 15, 2013

Tel Aviv, July 15, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced, further to its announcement on September 19, 2012, that Given Imaging Ltd. ("Given"), a company held by Elron, today announced that its PillCam COLON has been cleared by Japan's Pharmaceuticals & Medical Devices Agency (PMDA) for diagnosis of colonic disease when colonoscopy is required but difficult to conduct, including patients unwilling or unable to undergo colonoscopy.

In addition, Given noted in its announcement, among other things, that it expects reimbursement in Japan to become effective during the first half of 2014, subject to government discretion.

Given's abovementioned estimate is forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and is based on information existing in Given on the date of this report. This estimate, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: the position of the parties responsible for approving reimbursement for the PillCam COLON, difficulties in manufacturing, marketing and/or selling the PillCam COLON in Japan, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy.

Given is approximately 30% held by Elron (including an approximately 8% holding by RDC – Rafael Development Corporation Ltd., 50.1% held by Elron), and is approximately 15% held by Discount Investment Corporation Ltd., which holds approximately 50.3% of Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  July 15, 2013